UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: May 20, 2021

Commission File Number: 1-15060

UBS AG

(Registrant’s name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K IS BEING FILED FOR THE PURPOSE OF ADDING EXHIBITS TO UBS AG’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-253432).  THE EXHIBITS TO THIS REPORT SHALL BE DEEMED TO BE A PART OF SUCH REGISTRATION STATEMENT FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

	By:	/s/ Chris Cook

	Name: Title:	Chris Cook Managing Director

	By:	/s/ Timothy Geller

	Name: Title:	Timothy Geller Executive Director

Date: May 20, 2021

EXHIBIT INDEX

Exhibit	Description of Exhibit

5.5	Opinion of Mayer Brown LLP, as to the validity of the Notes under New York law.

23.7	Consent of Mayer Brown LLP (included in Exhibit 5.5 above).

23.8	Consent of Mayer Brown LLP, as to United States federal tax matters.